# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PAR TECHNOLOGY CORP, CIK 0000708821
CUSIP: 698884103
Title of class of securities: Common Stock, $0.02 par value
Address of issuer's principal executive offices: PAR TECHNOLOGY PARK, PAR TECHNOLOGY PARK, NEW HARTFORD, New York (NY), 13413
Date of event which requires filing of this statement: 04/20/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-26-000616
Filed by CIK 0001730145
Persons authorized to receive notices and communications: VOSS CAPITAL, L.P., 3773 Richmond Avenue, Suite 500, Houston, Texas (TX), 77046, 281-770-0379

## Reporting persons
- Voss Value Master Fund, LP (CIK 0001969435): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 845,000; shared voting power 0; sole dispositive power 845,000; shared dispositive power 0; aggregate amount beneficially owned 845,000 (2% of the class)
- Voss Value-Oriented Special Situations Fund, LP (CIK 0001863498): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 145,000; shared voting power 0; sole dispositive power 145,000; shared dispositive power 0; aggregate amount beneficially owned 145,000 (0.3% of the class)
- Voss Advisors GP, LLC (CIK 0001798309): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 990,000; shared voting power 0; sole dispositive power 990,000; shared dispositive power 0; aggregate amount beneficially owned 990,000 (2.3% of the class)
- Voss Capital, LP (CIK 0001730145): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 4,201,500; shared voting power 975,000; sole dispositive power 4,201,500; shared dispositive power 975,000; aggregate amount beneficially owned 5,176,500 (12% of the class)
- Cocke Travis W. (CIK 0001798383): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,201,500; shared voting power 975,000; sole dispositive power 4,201,500; shared dispositive power 975,000; aggregate amount beneficially owned 5,176,500 (12% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.02 par value
Name of issuer: PAR TECHNOLOGY CORP
Address of issuer's principal executive offices: PAR TECHNOLOGY PARK, PAR TECHNOLOGY PARK, NEW HARTFORD, New York (NY), 13413
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions.

The aggregate purchase price of the 845,000 Shares beneficially owned directly by Voss Value Master Fund is approximately $34,451,477, including brokerage commissions.

The aggregate purchase price of the 145,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund is approximately $5,839,736, including brokerage commissions.

The aggregate purchase price of the 4,140,100 Shares held in the Voss Managed Accounts is approximately $173,809,334, including brokerage commissions. The aggregate purchase price of the call options exercisable into 46,400 Shares which are held in the Voss Managed Accounts is approximately $162,400, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of the Shares reported owned by each person named herein is based upon a denominator that is the sum of: (i) 41,152,632 Shares outstanding as of February 24, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on February 26, 2026, (ii) 1,810,222 Shares issued (as defined in the Issuer's Current Report on Form 8-K/A filed with the SEC on March 24, 2026

A. Voss Value Master Fund
As of the date hereof, Voss Value Master Fund beneficially owned 845,000 Shares. Percentage: Approximately 1.97%

B. Voss Value-Oriented Special Situations Fund
As of the date hereof, Voss Value-Oriented Special Situations Fund beneficially owned 145,000 Shares. Percentage: Approximately 0.34%

C. Voss GP
Voss GP, as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 845,000 Shares owned by Voss Value Master Fund and (ii) 145,000 Shares owned by Voss Value-Oriented Special Situations Fund. Percentage: Approximately 2.30%

D. Voss Capital
As of the date hereof, 4,186,500 Shares were held in the Voss Managed Accounts. Voss Capital, as the investment manager of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 845,000 Shares beneficially owned by Voss Value Master Fund and (ii) 145,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund. Percentage: Approximately 12.05%

E. Mr. Cocke
Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 845,000 Shares owned by Voss Value Master Fund, (ii) 145,000 Shares owned by Voss Value-Oriented Special Situations Fund and (iii) 4,186,500 Shares held in the Voss Managed Accounts. Percentage: Approximately 12.05%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Voss Value Master Fund
1. Sole power to vote or direct vote: 845,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 845,000
4. Shared power to dispose or direct the disposition: 0

B. Voss Value-Oriented Special Situations Fund
1. Sole power to vote or direct vote: 145,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 145,000
4. Shared power to dispose or direct the disposition: 0

C. Voss GP
1. Sole power to vote or direct vote: 990,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 990,000
4. Shared power to dispose or direct the disposition: 0

D. Voss Capital
1. Sole power to vote or direct vote: 4,201,500
2. Shared power to vote or direct vote: 975,000
3. Sole power to dispose or direct the disposition: 4,201,500
4. Shared power to dispose or direct the disposition: 975,000

E. Mr. Cocke
1. Sole power to vote or direct vote: 4,201,500
2. Shared power to vote or direct vote: 975,000
3. Sole power to dispose or direct the disposition: 4,201,500
4. Shared power to dispose or direct the disposition: 975,000
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

There have been no transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D.

The decrease in beneficial ownership reported herein is solely the result of (i) the expiration of options previously held by the Reporting Persons, and (ii) an increase in the number of shares of the Issuer outstanding.

## Signatures
- Voss Value Master Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (04/22/2026)
- Voss Value-Oriented Special Situations Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (04/22/2026)
- Voss Advisors GP, LLC: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (04/22/2026)
- Voss Capital, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (04/22/2026)
- Cocke Travis W.: /s/ Travis W. Cocke, Travis W. Cocke (04/22/2026)